Attorneys At Law

Miami Tower

100 S.E. Second Street | Suite 4200

Miami, Florida 33131-2113

P.O. Box 019101 | Miami, Florida 33101-9101

305.530.0050 | fax 305.530.0055

www.CFJBLaw.com

Atlanta

Hartford

Miami

New York

Orlando

St. Petersburg

Tallahassee

Tampa

Washington, D.C.

West Palm Beach

January 15, 2014

Mr. Kevin L. Vaughn Accounting Branch Chief Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	VIA FEDERAL EXPRESS AND EDGAR
Re:	Powerverde Inc. (the “Company”) Form 10-K for the year ended December 31, 2013 Filed May 16, 2013 File No. 0-27866

Dear Mr. Vaughn:

We are counsel to the Company, and the following sets forth the comments made in your letter dated December 30, 2013, and the Company’s response to each of the comments, in the order set forth in that letter:

Form 10-K for the Year Ended December 31, 2012

Impact of JOBS Act, page 5

1.	We note your disclosure here that you believe you qualify as an “emerging growth company”, or EGC, under the Jumpstart Our Business Startup Act of 2012. In order to qualify as an emerging growth company, a registrant must have had its first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933 on or after December 9, 2011. Please explain to us how you meet this criteria.

We will file an amendment to the Form 10-K deleting the section relating to the JOBS Act.

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Exhibit 32.2

2.	We note the certification of your principal financial officer provided pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 refers to “George Konrad” though the certification is signed by John L. Hoffman. Please amend the filing to properly identify the principal financial officer throughout the certification.

Our amended 10-K will include a corrected Exhibit 32.2.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.

Should you have any additional questions or comments, please do not hesitate to contact me at (305) 530-4026 or by email at rmacaulay@cfjblaw.com.

Very truly yours,

CARLTON FIELDS JORDEN BURT

/s/ Robert B. Macaulay